June 11, 2018

TSX: SAM

Starcore Completes Review Period on Santa Fe Project

Vancouver, B.C. - Starcore International Mines Ltd. (TSX:SAM) (“Starcore” or the “ Company”) announces that it has completed its due diligence and review of the Santa Fe Project in Sinaloa, Mexico and will not be proceeding with the proposed acquisition, subject of the Letter of Intent entered into in November, 2017 (see press releases of November 21, 2017, January 11, 2018 and March 26, 2018). The Company has given notice to the property owners of its disengagement from the project and Starcore has no further obligations on Santa Fe.

“We would like to thank the Santa Fe team for their exceptional cooperation while conducting our due diligence and review of this project,” said Robert Eadie, President & CEO of the Company. “We remain open to looking at any opportunities they may bring to us from time to time that are synergistic with Starcore’s goals.”

Starcore remains focused on its production oriented assets in Mexico which are its building blocks for future growth.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE
Investor Relations
Telephone: (604) 602-4935 ext. 230
Toll Free: 1-866-602-4935
Email: eeadie@starcore.com

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for the adequacy or accuracy of this press release.